# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRESIDIO PRODUCTION Co, CIK 0002083125
CUSIP: 74102N101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000905148-25-002927
Filed by CIK 0001688382

## Reporting persons
- Fort Baker Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 779,571; sole dispositive power 0; shared dispositive power 779,571; aggregate amount beneficially owned 779,571 (2.8% of the class)
- Steven Patrick Pigott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 779,571; sole dispositive power 0; shared dispositive power 779,571; aggregate amount beneficially owned 779,571 (2.8% of the class)
- Fort Baker Capital, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 779,571; sole dispositive power 0; shared dispositive power 779,571; aggregate amount beneficially owned 779,571 (2.8% of the class)

## Item 1. Issuer
Name of issuer: PRESIDIO PRODUCTION Co
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, TEXAS, 76102.

## Item 2. Person Filing
Name of person filing:
Fort Baker Capital Management LP
Steven Patrick Pigott
Fort Baker Capital, LLC
Address of principal business office or, if none, residence: The principal business address of each reporting person is 700 Larkspur Landing Circle, Suite 275, Larkspur, CA 94939.
Citizenship:
Fort Baker Capital Management LP: Delaware Limited Partnership
Steven Patrick Pigott: Citizen of the United States
Fort Baker Capital, LLC: Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Reference is hereby made to Items 5-9 of this Schedule, which Items are incorporated by reference herein.

Fort Baker Capital Management LP directly holds 779,571 Class A Common Stock. Steven Patrick Pigott acts as Limited Partner/Chief Investment Officer for Fort Baker Capital Management LP. Fort Baker Capital, LLC acts as General Partner for Fort Baker Capital Management LP.

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.

The calculation of percentage of beneficial ownership in Item 11 was derived from the Issuer's Prospectus filed with the Securities and Exchange Commission on March 24, 2026, in which the Issuer stated that the number of Class A Common Stock outstanding was 27,652,068 as of March 24, 2026.

On March 5, 2026, EQV Ventures Acquisition Corp consummated a business combination with Presidio Investment Holdings LLC. In connection with the business combination, EQV Ventures Acquisition Corp changed its name to Presidio Production Co. Following the business combination, the Reporting Persons ceased to be the beneficial owners of any Class A ordinary shares of EQV Ventures Acquisition Corp. The Reporting Persons hold Class A Common Stock in Presidio Production Co.
Percent of class:
Fort Baker Capital Management LP: 2.8%
Steven Patrick Pigott: 2.8%
Fort Baker Capital, LLC: 2.8%
Sole power to vote or to direct the vote:
Fort Baker Capital Management LP: 0
Steven Patrick Pigott: 0
Fort Baker Capital, LLC: 0
Shared power to vote or to direct the vote:
Fort Baker Capital Management LP: 779,571
Steven Patrick Pigott: 779,571
Fort Baker Capital, LLC: 779,571
Sole power to dispose or to direct the disposition:
Fort Baker Capital Management LP: 0
Steven Patrick Pigott: 0
Fort Baker Capital, LLC: 0
Shared power to dispose or to direct the disposition:
Fort Baker Capital Management LP: 779,571
Steven Patrick Pigott: 779,571
Fort Baker Capital, LLC: 779,571

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fort Baker Capital Management LP: /s/ Steven Patrick Pigott, Steven Patrick Pigott, Chief Investment Officer (05/15/2026)
- Steven Patrick Pigott: /s/ Steven Patrick Pigott, Steven Patrick Pigott (05/15/2026)
- Fort Baker Capital, LLC: /s/ Steven Patrick Pigott, Steven Patrick Pigott, Chief Investment Officer (05/15/2026)